

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2006

Mr. Robert Fotheringham
Chief Financial Officer
Harvest Energy Trust
Suite 2100, 330 Fifth Avenue S.W.
Calgary, Alberta T2P 0L4 Canada

> **Re: Harvest Energy Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Response Letter Dated August 18, 2006**
> **File No. 333-121627**

Dear Mr. Robert Fotheringham:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

General

1.   We note that you have proposed to expand or revise your disclosure in response to our prior comments 1, 4, 7, and 9, which you have indicated will be incorporated into future filings. We are considering your responses, and will not be in a position to conclude on your proposed resolution until such time that all of your pending comments are resolved.

Financial Statements

Note 20 Reconciliation to U.S. Generally Accepted Accounting Principles, page 22

Goodwill

2.   We note your response and proposed disclosure to prior comment five indicating
      that you have concluded that you have one reporting unit in relation to your
      assessment of goodwill impairment. It is our understanding that goodwill was
      recorded with your acquisition of Storm Energy Ltd for $192 million in 2004
      which included oil and gas operations in North Central Alberta. It is also our
      understanding, based on your website disclosures under "Operations," and
      according to your corporate structure as disclosed on pages 11 through 14, and
      material property disclosures on pages 68 through 69, that you distinguish capital
      budgets and operations in separate geographical operating locations including
      Northern, Western Alberta, Eastern Alberta, Southern Alberta, and Southeast
      Saskatchewan. As such, it remains unclear how you have concluded that your
      business constitutes one reporting unit as that term is defined under U.S. GAAP.
      Please address the following:

      - Demonstrate how you have concluded that you have only one reporting unit
        and specifically describe to us your definition of a reporting unit for U.S.
        GAAP purposes. Refer to paragraphs 30 and 31 of SFAS 142.

      - Identify for us your chief operating decision makers as defined in paragraph
        12 of SFAS 131.

      - Describe the process by which you report your results of operations, including
        whether or not specific reports are submitted by geographic location to your
        chief operating decision makers.

      - Describe how your chief operating decision makers determined capital budget
        allocations by geographic location and tell us whether or not they base these
        allocations on any specific financial reports.

      - Submit a management organizational chart showing all personnel involved in
        managing your organization at the executive and senior management levels,
        clearly indicating the name of the employee and the job function and identify
        the type of reports, financial summaries, schedules, and information
        memoranda given to your chief operating decision makers and board of
        directors.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Jonathan Duersch at (202) 551-3719 or in his absence Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief